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                                                                  EXHIBIT (5)(j)

RIDER
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SPOUSE'S
PAID-UP
INSURANCE
PURCHASE
OPTION
(SPPO)

DEFINITIONS Any reference to an insured under this rider includes both the Insured under the basic policy and any Other Covered Insured under any Term Insurance on Other Covered Insured rider attached to this policy.

BENEFIT If this rider is in effect at an Insured's death, the person who at that time is that Insured's spouse, has the right to purchase, without proof of insurability, a level amount of new paid-up life insurance on his or her own life, in accordance with the provisions of this rider. That Insured's spouse must be a beneficiary to whom all or part of the life insurance proceeds resulting from that Insured's death under this policy or its riders will be payable in one sum.

HOW MUCH INSURANCE MAY BE PURCHASED The largest amount of paid-up life insurance which may be purchased is the amount of the insurance proceeds, applicable to that Insured, which is payable in one sum, to that Insured's spouse who is the beneficiary. The amount of insurance refers to amounts provided by the basic plan of insurance and/or by any Term Insurance on Other Covered Insured rider attached to the policy, plus any insurance (excluding accidental death benefits) from riders or dividends and which is payable in one sum (prior to deducting any unpaid loan). However, the amount of paid-up insurance which may be purchased will be reduced by any increase in the life insurance benefit resulting from any unscheduled premiums paid under the basic policy during the 24 month period prior to the date of the Insured's death.

In addition, the actual amount which can be purchased on any one person must meet our minimum amount requirements.

The maximum amount of insurance which can be purchased on any one person can never be greater that the lesser of: (a) the amount which can be purchased by the life insurance proceeds (prior to deducting any unpaid loan) which the Insured's spouse is entitled to receive in one sum because of that Insured's death, or (b) 5 million dollars.

PREMIUM FOR NEW INSURANCE The single premium rate for the new paid-up life insurance is based on the spouse's age and sex on the date the new insurance takes effect. This rate will not be more than 105% of the net single premium for paid-up life insurance, defined in the Values provision of this rider.

PURCHASE OF NEW INSURANCE The Insured's spouse can apply to purchase the new paid-up life insurance before we have paid life insurance proceeds under the policy to him or her. However, he or she must apply within the 90 days after the Insured's death.

The new paid-up life insurance will be available in a policy issued by New York Life Insurance Company or by one of its affiliated companies. It will have the same provisions as are in the series of policies being issued by the new Insuring company on its policy date.

The paid-up life insurance will take effect on the date when all three of the following events have taken place:

              1. The spouse's signed application is received by us while he or she is living.

              2. We determine the life insurance proceeds payable to the spouse.

              3. The entire single premium for the paid-up life insurance purchased under this rider has been received by us.

We will reduce the life insurance proceeds in Item 2 to pay the single premium for the paid-up life insurance. If these proceeds are not sufficient to pay that entire single premium, then the balance of that premium must be paid to us before any such insurance will take effect.


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SPOUSE'S
PAID-UP
INSURANCE
PURCHASE
OPTION
(CONTINUED)

It may happen that an Insured's spouse, who has the right to apply for paid-up life insurance under this rider, dies at the same time as that Insured, or within 90 days after that date and before that paid-up insurance takes effect. In these cased, provided the Insured's spouse's death did not result from suicide, while sane or insane, we will pay the maximum amount of paid-up life insurance that the spouse could have applied for under this rider, less the applicable single premium for that insurance.

The beneficiary for any paid-up life insurance payable under a policy issued in connection with this rider will be the estate of that Insured's spouse, unless stated otherwise in the policy for that insurance.

AVAILABILITY OF RIDERS Riders may not be included with the new paid-up life insurance.

SUICIDE EXCLUSION Suicide of the Insured's spouse, while sane or insane, within two years after the date of the Insured's death, is not covered by this rider. In the event of the spouse's suicide within that two year period, any single premium paid for any new paid-up life insurance will be refunded.

VALUES The new paid-up life insurance has cash value and loan value, and is eligible for dividends. However, it is not expected that any dividends will be payable on this insurance.

The net single premiums and the cash values for the paid-up insurance are based on the 1980 CSO Tables of Mortality. Continuous functions are used. Interest is compounded each year at 4%.

CONTRACT The rider is made a part of the policy to which it is attached at issue of the policy. If added to a policy which already in force, this rider is made a part of that policy, based on the application for the rider.

INCONTESTABILITY OF RIDER We will not contest this rider if it is attached at issue of the policy.

If this rider is added to a policy which is already in force, we will not contest the rider after it has been in force during the lifetime of the Insured for 2 years from the date of issue of the rider.

DATES This rider and the basic policy have the same date of issue, unless the rider is added to a policy which is already in force. In this case, the date of issue of this rider is shown in an add-on rider which we put in the basic policy.

WHEN RIDER ENDS You can cancel this rider as of any date. To do this, a signed notice must be sent to us within 31 days of that date. This rider ends if the basic policy ends, is surrendered, or is exchanged for a new policy.

                          NEW YORK LIFE INSURANCE AND
                          ANNUITY CORPORATION

                          By
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